UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

CLEARBRIDGE MLP & MIDSTREAM FUND INC.

(Name of Issuer)

Mandatory Redeemable Preferred Stock

(Title of Class of Securities)

184692 3#6, 184692 5#4 , 184692 7#2 , 184692 8#1 , 184692 2@9, 184692 3@8, 184692 4@7, 184692 5@6, 184692 6@5, 184692 7@4

(CUSIP Numbers)

November 17, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 184692 3#6; 184692 5#4; 184692 7#2; 184692 8#1, 184692 2@9, 184692 3@8, 184692 4@7, 184692 5@6, 184692 6@5, 184692 7@4

1.	Name of reporting person American International Group, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Incorporated under the laws of the State of Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 126
	7.	Sole dispositive power 0
	8.	Shared dispositive power 126

9.	Aggregate amount beneficially owned by each reporting person 126
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 19.7%
12.	Type of reporting person HC

ITEM 1 (a).	NAME OF ISSUER:

ClearBridge MLP & Midstream Fund Inc. (the “Issuer”)

ITEM 1 (b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

620 Eighth Avenue, 47th Floor

New York, NY 10018

ITEM 2 (a).	NAME OF PERSON FILING:

This Schedule 13G is filed by American International Group, Inc. (“AIG”).

ITEM 2 (b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

1271 Avenue of the Americas

New York, NY 10020

ITEM 2 (c).	CITIZENSHIP:

Incorporated under the laws of the State of Delaware.

ITEM 2 (d).	TITLE OF CLASS OF SECURITIES:

Mandatory Redeemable Preferred Stock

ITEM 2 (e).	CUSIP NUMBERS:

184692 3#6 (Series B Mandatory Redeemable Preferred Stock) (the “Series B Preferred Stock”).

184692 5#4 (Series D Mandatory Redeemable Preferred Stock) (the “Series D Preferred Stock”).

184692 7# 2 (Series F Mandatory Redeemable Preferred Stock) (the “Series F Preferred Stock”).

184692 8#1 (Series G Mandatory Redeemable Preferred Stock) (the “Series G Preferred Stock”).

184692 2@9 (Series H Mandatory Redeemable Preferred Stock) (the “Series H Preferred Stock”)

184692 3@8 (Series I Mandatory Redeemable Preferred Stock (the “Series I Preferred Stock”)

184692 4@7 (Series J Mandatory Redeemable Preferred Stock) (the Series J Preferred Stock”)

184692 5@6 (Series K Mandatory Redeemable Preferred Stock (the “Series K Preferred Stock”)

184692 6@5 (Series L Mandatory Redeemable Preferred Stock) (the “Series L Preferred Stock”)

184692 7@4 (Series M Mandatory Redeemable Preferred Stock (the “Series M Preferred Stock”)

The Series B Preferred Stock, together with the Series D Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock, the Series L Preferred Stock and the Series M Preferred Stock, to the extent outstanding, form a single class of the Issuer’s preferred equity securities and are collectively referred to in this Schedule 13G as the “Mandatory Redeemable Preferred Stock”.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP.

(a)	Amount beneficially owned: 126

(b)	Percent of class: 19.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 126

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 126

On November 17, 2022, all outstanding shares of each of Series B Preferred Stock, Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock were exchanged for an equal number of shares of Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock, respectively. The percentage of shares of Mandatory Redeemable Preferred Stock beneficially owned, as reported in this Schedule 13G, is based on the aggregate number of votes and aggregate liquidation preference in respect of the shares of Mandatory Redeemable Preferred Stock owned in relation to the total number of votes and total liquidation preference of all outstanding Mandatory Redeemable Preferred Stock.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Certain of AIG’s subsidiaries have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Mandatory Redeemable Preferred Stock. American General Life Insurance Company and The United States Life Insurance Company in the City of New York, each an indirectly controlled subsidiary of AIG, beneficially own 57 and 29 shares, respectively, of the Mandatory Redeemable Preferred Stock. Lexington Insurance Company, an indirect wholly owned subsidiary of AIG, beneficially owns 40 shares of the Mandatory Redeemable Preferred Stock.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

See Exhibit 99.1.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2022

AMERICAN INTERNATIONAL GROUP, INC.

By	/s/ Elaine Rocha
Name:	Elaine Rocha
Title:	Senior Vice President and Global Chief Investment Officer